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                                                                       EXHIBIT 7


                     [CONTINENTAL CIRCUITS CORP. LETTERHEAD]




September 26, 1997

Mr. Steve N. Lach
9804 Brookemoor Place
Glen Allen, VA 23060

Dear Steve:

I am very pleased to offer you the position of VP of Operations. Your annual base salary will be $150,000.00. In addition, you will be eligible for the following:

1.    Monthly car allowance of $650.00.

2. 50,000 Stock Options at the market value price on the date of the acceptance of this offer.

3.    Signing bonus of $25,000.00.

4. Per our 1998 Business Plan total incentive bonus for 1998 will be a target bonus of $50K with an upper limit of 80% of base wages.

5.    Three (3) weeks vacation.

6.    401K Plan at 50% match after completing six months of employment.

7. Medical, dental, and life insurance coverage for you and your eligible dependents as of your first day of employment. Premiums for medical and dental insurance will be paid by the Company.

8.    You will be eligible for a performance review as of July 31, 1998.

9. Full relocation which will include a home buy out provision. A copy of the full relocation policy will be sent by Associates Relocation Service.

10.   We will arrange for two house hunting trips for you and your spouse.

11. Continental will be responsible for your temporary living expenses in Phoenix until such time as you are able to relocate into your new home.

12. If, during the first 12 months of employment should you be terminated, for any reason except causes related to criminal activity or ethical misconduct, you will receive twelve (12) months of base salary from the date of termination.

I believe you would be a great asset to C3 and I look forward to working with you in the near future. Feel free to call me with any questions.

Sincerely,


/s/ Rick McNamee


Rick McNamee
President and CEO